S|E|B

2004-05-12

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

04030030

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

For and on behalf of
Skandinaviska Enskilda Banken

(Enclosure)

Skandinaviska Enskilda Banken

Postadress Mailing address	Besöksadress Office address	Telefon Telephone
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm Reg.nr/Reg. No.: 5020329081

SEB

Interim report January-March 2004

PRESS RELEASE STOCKHOLM 6 MAY 2004

Strong start to 2004 due to increased revenues

- Operating result for the first quarter amounted to SEK 2,463m, an increase of 37 per cent compared with the first quarter of 2003 and also an improvement on the previous quarter.
- Net profit (after tax) increased by 40 per cent to SEK 1,768m.
- Total income rose by 11 per cent due to increased capital market-related income.
- Total costs were negatively affected by new accounting principles and increased by 3 per cent. On a comparable basis, costs were in line with the first quarter of 2003 and 2 per cent lower than the previous quarter.
- Net credit losses remained stable at a low level.
- Return on equity amounted to 14.0 per cent (10.9) and to 20.1 per cent (17.1) excluding goodwill. Earnings per share increased by 41 per cent to SEK 2.56 (1.81).
- The result from SEB Trygg Liv's ongoing business amounted to SEK 417m (252) including change in surplus values.

President's comments

The year has started positively for SEB. Results were better than last year's corresponding period within all divisions.

Volumes, market shares and income continued to increase in many areas.

A strong stock market trend has of course favoured many of our business areas, while others have gained from decreasing interest rates and higher volatility.

Corporate & Institutions continues to yield the highest result, accounting for half of the Group's profit. It is still a strong trend within Trading & Capital Markets but also encouraging to see that Enskilda Securities has picked up. SEB is the leading bank within equity-related business and has benefited from the improved markets.

In Nordic Retail & Private Banking market shares keep increasing in the mortgage area; private banking is picking up with the stock market and the card operation is steadily growing.

In Germany, our business shows improved profitability, even though the profit was affected by the ongoing improvement programme in the Retail division, reducing staff by more than 400 positions.

In our Baltic operations, which have been a growth area for several years, profits keep on rising, even if the first quarter generally is weaker than the fourth.

SEB Asset Management's efficiency programme has been successful, rebuilding profits and increasing net inflow.

Last but not least it is indeed promising that SEB Trygg Liv continued to increase its sales and result and that the underlying value now clearly starts to show in the profit and loss accounts.

Our overall profit has now reached a higher level and our costs are stable in spite of increased income. We continue relentlessly with our 3 C programme to further improve customer satisfaction, cost efficiency and cross-servicing all through the different parts of our Group.

We are well positioned for the future.

The Group

Improved result

SEB's operating result for the first quarter of 2004 increased by 37 per cent, to SEK 2,463m (1,792). Compared with the previous quarter the increase was 12 per cent.

Net profit (after tax) improved by 40 per cent, to SEK 1,768m (1,260). The increase from the last quarter of 2003 was 6 per cent.

Increased income

Total income rose by 11 per cent to SEK 7,303m (6,579). The increase compared with the previous quarter was 3 per cent. The improvement was an effect of higher net commission income and increased net result of financial transactions.

Net interest income improved by 2 per cent, to SEK 3,442m (3,377) compared with the corresponding period of 2003, while it decreased by 2 per cent compared with the previous quarter. The outcome was a combined effect of increased volumes, particularly of mortgage and corporate lending and deposits, and the current generally low level of interest rates.

On 1 April the Swedish central bank lowered its interest rate by another 50 basis points, to 2.0 per cent.

Net commission income amounted to SEK 2,852m (2,440), an increase of 17 per cent compared with the corresponding quarter of 2003. The improvement was an effect of increased equity market-related revenues. Equity brokerage income increased by more than 50 per cent and fund management fees by approximately 30 per cent, compared with the first quarter of 2003. SEB's investment bank Enskilda Securities participated in five IPO's, including the first one in Sweden since June 2002.

Net financial transactions amounted to SEK 830m, which was significantly higher than in both previous quarter and the corresponding quarter of 2003. The strong increase was an effect of lower interest rates, high volatility and good performance within foreign exchange.

Other income, SEK 179m, decreased both compared with the first and the last quarter of last year.

Costs affected by new rules

Total costs, SEK 4,695m (4,551), were negatively affected by SEK 55m due to new accounting principles and restructuring costs of SEK 75m in Germany. Excluding these items, costs were in line with the corresponding period last year and 2 per cent lower than in the previous quarter.

Staff costs rose by 3 per cent to SEK 2,741m (2,665). The increase is mainly explained by the above mentioned SEK 55m in higher pension costs. Staff costs were also negatively affected by higher performance-related remuneration.

The average number of full time equivalents in March 2004 was 17,623, a decrease of 706 compared with March 2003 and approximately 2,370 fewer than in June 2001, which was the basis for SEB's cost reduction programme.

Other operating costs increased somewhat, to SEK 1,540m (1,519) due to investments in new systems for Basel II etc. Compared with the previous quarter other costs decreased by 7 per cent. External IT-costs amounted to SEK 448m (374). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) were SEK 0.8bn (0.8).

Profit improvement programme in Germany

In spite of significant improvements during the past years and even though SEB has performed better than its German competitors, the result of the German Retail & Mortgage Banking division is still unsatisfactory. In December 2003, the division therefore launched a profit improvement programme, which includes a staff reduction of 400 employees. So far 300 out of the 400 have been contracted to leave. The programme will lead to restructuring costs of about SEK 300m mainly during 2004, of which SEK 75m in the first quarter. Full profit impact will be reached in 2005.

Stable credit losses

The Group's *net credit losses* including changes in the value of assets taken over amounted to SEK 212m, in line with the corresponding period last year (214) and a decrease of 36 per cent from the previous quarter. The credit loss level was 0.12 per cent (0.12). Asset quality remained stable.

Improved result from life insurance operations

SEB Trygg Liv's operating result increased to SEK 78m (8). This was the division's best result so far and has been included in the Group's result.

SEB Trygg Liv's result from ongoing business (including change in surplus values but excluding financial effects of market fluctuations) was SEK 417m (252).

Results including surplus value changes are not consolidated with the SEB Group's result. A complete description of SEB Trygg Liv's operations, including changes in surplus values, is reported in "Additional information" on www.sebgroup.com.

The result of the SEB Group's total insurance operations, - non-life (run-off only) and life including goodwill amortisation of SEK 37m (37) - amounted to SEK 68m (-18).

Increased assets under management

As of 31 March 2004, assets under management amounted to SEK 875bn, an increase of 6 per cent compared to year-end 2003 and 19 per cent higher than a year earlier. Net inflow during the first three months was SEK 12bn (11) while the change in value was SEK 41bn (-18). The dominating part of the net inflow emanated from Sweden and the other Nordic countries.

Balance sheet increase

The balance sheet increased by SEK 184bn during the first quarter of 2004 to SEK 1,463bn. The strong growth was due to high customer activities within securities lending and repo market as well as to increased trading volumes in

general. Lending to the public as well as deposits and borrowing from the public continued to increase in line with earlier quarters.

Due to new accounting rules for pension liabilities, assets and commitments in the Group's pension obligations have been consolidated in the balance sheet. As of 31 March 2004, book equity due to the consolidation has increased by SEK 1.4bn, which is included in core capital.

Market risk

The increased business activities were not matched by an increase in market risk levels. The Group's risk-taking in trading operations (measured by so called Value at Risk, VaR) averaged SEK 76m in the first quarter of 2004. This means that the Group, with a 99 per cent probability, cannot be expected to lose more than a maximum of SEK 76m during a ten-day period. VaR was slightly higher compared to year-end 2003 due to higher market volatility.

Credit portfolio

During the first quarter there was an overall growth in the credit portfolio. Total credit exposure, including contingent liabilities and derivatives contracts, amounted to SEK 1,116bn (1,040), of which loans and leasing excluding repos amounted to SEK 817bn (776). Volume growth continued within Swedish household mortgage lending, the German public sector and the Baltic subsidiary banks. Lending volumes also increased within the property management and Nordic corporate sectors. In addition, fluctuating banking sector volumes contributed to the increase.

The geographical distribution of the credit portfolio remained stable, with credit volumes concentrated in SEB's home markets: the Nordic area (45 per cent), Germany (34 per cent) and the Baltic countries (4 per cent).

On 31 March, doubtful loans, gross, amounted to SEK 9,887m (10,877 at year-end 2003), of which SEK 8,693m (8,632) were non-performing loans (loans where interest and amortisation are not paid) and SEK 1,194m (2,245) performing loans. The reserve ratio was 72 per cent (66). The increase was an effect of a lower level of doubtful loans.

The volume of assets taken over was SEK 119m (117).

Capital base and capital adequacy

As of 31 March 2004, the capital base of the financial group of undertakings (i.e. excluding insurance companies) amounted to SEK 60.0bn (54.7 at year-end 2003) including the first quarter result. Core capital was SEK 47.4bn (42,6), of which SEK 5.6bn (1.8) constituted so-called core capital contribution. The increase in core capital contribution was due to the Bank's successful issue of USD 500m in the U.S. market. The issue was made for refinancing purposes to create a more favourable and matched capital structure of the Group.

Total risk-weighted assets amounted to SEK 558bn (535). The increase of SEK 23bn was mainly due to increased business volumes in lending and trading. As of 31 March 2004, the *core capital ratio* was 8.5 per cent (8.0) and the *total capital ratio* 10.8 per cent (10.2).

Following a regulatory change as from 2004, deferred tax assets and all intangible assets (not only goodwill as before) shall be excluded from the capital base. In consequence, the capital ratios have been calculated excluding SEB's holding of SEK 1.8bn in such assets.

Rating

In February 2004, Moody's upgraded its long-term rating for SEB to Aa3 from A1.

Events since the end of the quarter

In accordance with a resolution by the Annual General Meeting on 1 April 2004, SEB has repurchased 6,200,000 series A shares on the Stockholm Stock Exchange in order to hedge against potential costs of the employee stock option programme for 2004. The repurchase was done at a price of SEK 108.50 per share. After this, the Bank's holding of Series A shares amounts to 19,400,000. The value of these shares will be deducted from equity.

The AGM also decided on a mandate for a general repurchase of maximum 20 million own shares to facilitate an effective management of the Group's capital position.

In May 2004, SEB sold the majority of its shares in Amagerbanken, Denmark. The sale implies a capital gain of approximately SEK 170m.The remaining amount hold by SEB is now less than 5 per cent of the shares in Amagerbanken.

Stockholm, 6 May 2004

Lars H Thunell
President and Group Chief Executive

The report has not been reviewed by the Bank's Auditors.

More detailed information is presented on www.sebgroup.com "Additional information" includes:

Appendix 1	SEB Trygg Liv
Appendix 2	Credit exposure
Appendix 3	Capital base
Appendix 4	Market risk

Profit & Loss Account quarterly performance, nine quarters
- The SEB Group
- The divisions and business areas
- Revenue split

Financial information in 2004:

13 February Annual Accounts for 2003
1 April Annual General Meeting
6 May Interim Report January-March
27 July Interim Report January-June
20 October Interim Report January-September

Further information is available from:

Lars Lundquist, CFO, +46 8 763 95 68, +46 70 525 41 30
Gunilla Wikman, Head of Group Communications,
+ 46 8 763 81 25, +46 70 763 81 25
Per Anders Fasth, Head of Group Investor Relations,
+ 46 8 763 95 66, +46 70 573 45 50
Annika Halldin, Responsible for financial information,
+46 8 763 85 60, +46 70 379 00 60

SEB Group

Operational Profit and Loss Account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Net interest income	3 442	3 498	-2	3 442	3 377	2	13 782
Net commission income	2 852	2 718	5	2 852	2 440	17	10 218
Net result of financial transactions	830	640	30	830	490	69	2 084
Other operating income	179	257	-30	179	272	-34	987
Total income	**7 303**	**7 113**	**3**	**7 303**	**6 579**	**11**	**27 071**
Staff costs	-2 741	-2 623	4	-2 741	-2 665	3	-10 499
Other operating costs	-1 540	-1 661	-7	-1 540	-1 519	1	-6 191
Amortisation of goodwill	- 151	- 153	-1	- 151	- 150	1	- 616
Depreciation and write-downs	- 188	- 210	-10	- 188	- 217	-13	- 829
Restructuring costs	- 75			- 75			
Total costs	**-4 695**	**-4 647**	**1**	**-4 695**	**-4 551**	**3**	**-18 135**
Net credit losses etc *	- 212	- 330	-36	- 212	- 214	-1	-1 006
Write-downs of financial fixed assets		- 43	-100		- 4	-100	- 64
Net result from associated companies	- 1	32	-103	- 1			19
Operating result from insurance operations**	68	69	-1	68	- 18		78
Operating result	**2 463**	**2 194**	**12**	**2 463**	**1 792**	**37**	**7 963**
Taxes	- 690	- 528	31	- 690	- 524	32	-2 247
Minority interests	- 5	- 2	150	- 5	- 8	-38	- 12
Net profit for the year	**1 768**	**1 664**	**6**	**1 768**	**1 260**	**40**	**5 704**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

whereof SEB Trygg Liv	78	64	22	78	8		149
Change in surplus values, net	339	464	-27	339	244	39	1 739
Result ongoing business	417	528	-21	417	252	65	1 888

Effects of change in accounting principles according to IFRS

The introduction of International Financial Reporting Standards, IFRS, for publicly traded companies in 2005 will have effects on the accounting for Financial Instruments (IAS 39) and Business combination (IFRS 3). IAS 39 might create some volatility in the Profit and Loss and Balance Sheet. IFRS 3 states that the amortisation of goodwill should be replaced by annual impairment tests. (Impairment tests already implemented in Swedish GAAP.) IFRS 2 (Share-based Payment) will have a minor effect on the Group accounts. The SEB Group follows the development closely around these areas and awaits EU approval. The effects of RR29 (IAS 19) Employee benefits are included in 2004 years accounts.

Key figures

	Jan-Mar 2004	Oct-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Full year 2003
Return on equity, %*	14.0	14.0	14.0	10.9	12.3
Return on equity excl goodwill, %	20.1	20.8	20.1	17.1	19.0
Return on total assets, %	0.51	0.53	0.51	0.40	0.45
Return on risk-weighted assets, %	1.29	1.27	1.29	0.99	1.10
Earnings per share (weighted average number), SEK**	2.56	2.40	2.56	1.81	8.22
Earnings per share (total issued shares), SEK	2.51	2.36	2.51	1.79	8.10
Cost/income ratio	0.64	0.65	0.64	0.69	0.67
Cost/income ratio, excl goodwill	0.62	0.63	0.62	0.67	0.65
Credit loss level, %	0.12	0.19	0.12	0.12	0.15
Reserve ratio for doubtful loans, %	72.3	66.3	72.3	68.9	66.3
Level of doubtful loans, %	0.37	0.52	0.37	0.52	0.52
Total capital ratio, %***	10.76	10.23	10.76	10.32	10.23
Core capital ratio, %***	8.50	7.97	8.50	7.93	7.97
Core capital ratio excl goodwill, %***	7.49	6.90	7.49	6.72	6.90
Risk-weighted assets, SEK billion	558	535	558	513	535
Number of full time equivalents, average	17 646	17 870	17 646	18 388	18 067
Number of e-banking customers, thousands	1 709	1 614	1 709	1 393	1 614
Assets under management, SEK billion	875	822	875	735	822

* Return on equity excl amortisation of goodwill according to anticipated new accounting principles from 2005 is calculated to 15,6 per cent in Q1 2004.

** Issued number of shares 704 557 680 of which SEB has repurchased 7.0 million Series A shares in May 2002 and 6.2 million Series A shares in May 2003 for the employee stock option programme. Earnings per share after full dilution, calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, give only a minor deviation. In April 2004 SEB has repurchased another 6.2 million Series A shares. These shares have not yet affected equity and the key figures.

*** Incl the first quarter's non-audited result.

Operational Profit and Loss Account, quarterly basis

SEK m	2004:1	2003:4	2003:3	2003:2	2003:1
Net interest income	3 442	3 498	3 520	3 387	3 377
Net commission income	2 852	2 718	2 576	2 484	2 440
Net result of financial transactions	830	640	412	542	490
Other operating income	179	257	190	268	272
Total income	**7 303**	**7 113**	**6 698**	**6 681**	**6 579**
Staff costs	-2 741	-2 623	-2 579	-2 632	-2 665
Other operating costs	-1 540	-1 661	-1 522	-1 489	-1 519
Amortisation of goodwill	-151	-153	-153	-160	-150
Depreciation and write-downs	-188	-210	-201	-201	-217
Restructuring costs	-75				
Total costs	**-4 695**	**-4 647**	**-4 455**	**-4 482**	**-4 551**
Net credit losses etc *	-212	-330	-273	-189	-214
Write-downs of financial fixed assets		-43	-1	-16	-4
Net result from associated companies	-1	32	-8	-5	
Operating result from insurance operations**	68	69	43	-16	-18
Operating result	**2 463**	**2 194**	**2 004**	**1 973**	**1 792**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

whereof SEB Trygg Liv	78	64	62	15	8
Change in surplus values, net	339	464	818	213	244
Result ongoing business	417	528	880	228	252

Operational Profit and Loss Account by division

Jan-Mar 2004, SEK m	Corporate & Institutions	Nordic Retail & Private Banking	German Retail & Mortgage Banking	SEB Baltic & Poland	SEB Asset Management	SEB Trygg Liv	Other incl elimi-nations	SEB Group
Net interest income	1 185	1 092	786	372	19		-12	3 442
Net commission income	993	944	330	170	373		42	2 852
Net result of financial transactions	685	46	78	51	1		-31	830
Other operating income	52	29	30	16	7		45	179
Total income	**2 915**	**2 111**	**1 224**	**609**	**400**		**44**	**7 303**
Staff costs	-903	-679	-520	-179	-122		-338	-2 741
Other operating costs	-543	-611	-357	-111	-89		171	-1 540
Amortisation of goodwill	-13	-12		-12	-1		-113	-151
Depreciation and write-downs	-20	-10	-49	-49	-5		-55	-188
Restructuring costs			-75					-75
Total costs	**-1 479**	**-1 312**	**-1 001**	**-351**	**-217**		**-335**	**-4 695**
Net credit losses etc *	-39	-44	-110	-19				-212
Write-downs of financial fixed assets				1			-1	
Net result from associated companies				11			-12	-1
Operating result from insurance operations**				10		78	-20	68
Operating result	**1 397**	**755**	**113**	**261**	**183**	**78****	**-324**	**2 463**

* Including change in value of seized assets

** Result from on-going business in SEB Trygg Liv amounted to SEK 417m (252), of which change in surplus values net 339m (244).

Corporate & Institutions

This division is responsible for large corporations, financial institutions and medium-sized companies. It comprises Merchant Banking (cash management, trading in currencies and fixed income, capital markets, lending, structured finance, import and export finance, custody etc) and Enskilda Securities (equity trading, corporate finance etc), it operates in 13 countries.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan-Mar 2004	Jan-Mar 2003	Change, per cent	Jan-Dec 2003
Net interest income	1 185	1 164	2	1 185	1 156	3	4 603
Net commission income	993	986	1	993	919	8	3 659
Net result of financial transactions	685	545	26	685	387	77	1 809
Other operating income	52	50	4	52	80	-35	207
Total income	**2 915**	**2 745**	**6**	**2 915**	**2 542**	**15**	**10 278**
Staff costs	-903	-893	1	-903	-821	10	-3 299
Other operating costs	-543	-540	1	-543	-560	-3	-2 171
Amortisation of goodwill	-13	-14	-7	-13	-15	-13	-56
Depreciation and write-downs	-20	-28	-29	-20	-27	-26	-111
Total costs	**-1 479**	**-1 475**	**0**	**-1 479**	**-1 423**	**4**	**-5 637**
Net credit losses etc	-39	-70	-44	-39	-59	-34	-186
Write-downs of financial fixed assets					-4	-100	-14
Intra-group minority interest		-11	-100		-8	-100	-26
Operating result	**1 397**	**1 189**	**17**	**1 397**	**1 048**	**33**	**4 415**
Cost/Income ratio	0,51	0,54		0,51	0,56		0,55
Allocated capital, SEK bn	15,1	14,5		15,1	14,5		14,5
Return on capital, %	26,7	23,6		26,7	20,8		21,9
Number of full time equivalents, average	3 139	3 169		3 139	3 177		3 171

Increasing optimism

The trend on the financial markets during the first quarter of 2004 was one of increasing optimism on continuously low inflation, even though leading indicators continued to show an ongoing global economic recovery. The basis for the optimism was, on the one hand, the lack of signs of recovery in the labour markets, particularly in the US, but also in Sweden where unemployment exceeded 5 per cent. On the other hand, lower actual inflation triggered a renewed discussion on improved productivity following the continued effects of globalisation and IT investments.

Altogether, the impact on financial markets was distinctly lower bond yields. In turn, non-inflationary growth and falling bond yields strengthened equity markets, which continued their upward trend.

This environment was harmful to currencies where low and falling inflation triggered expectations of rate cuts by several central banks.

Strong first quarter for Corporate & Institutions

The division continued its strong performance from the previous quarter with an even better operating result in the first quarter of 2004. The main drivers behind the increase were lower interest rates, higher volatility and increased turnover on the Nordic stock exchanges.

Merchant Banking's operating result was continuously strong and better than the fourth quarter of 2003, especially within trading and capital markets. The new agreement with OMHEX concerning Finnish custody customers, together with several new cash-management mandates in SEB's home markets, are examples of the effects of Merchant Banking's growth strategy.

Enskilda Securities' operating result exceeded the previous quarter by 27 per cent, due to significantly improved market turnover in its target markets.

Merchant Banking - strong result, high return

The operating result in the first quarter was SEK 1,322m (1,014), one of the strongest quarters to date for Merchant Banking. The increase over the fourth quarter of 2003 was mostly due to lower interest rates and higher volatility. Net interest income remained stable - in excess of SEK 1bn for the ninth consecutive quarter. Net commission income was strong and slightly better this quarter than the average quarter for the past two years. Net result of financial transactions was up markedly as a result of lower interest rates, high volatility and good performance within foreign exchange. Costs were down slightly on the previous quarter. Net credit losses were SEK 39m (59) and asset quality remained stable.

Home markets in focus

Strategically, Merchant Banking continues to focus on its home markets, i.e. Sweden, Norway, Denmark, Finland Germany and the Baltic States.

Merchant Banking in Germany continued to do well, with strong business flows and a number of new customers. In addition to large and medium-sized companies, the bank has also attracted business from financial institutions. Merchant Banking has also increased its interest-rate derivative business with institutions regulated by the Government, foundations and municipal bodies. On the trading side, Merchant Banking Germany is now a market maker for euro-denominated covered bonds. During February, euro government bond trading was transferred from Stockholm to Frankfurt. In March, Securities Services opened for business in Germany, offering global custody and local securities clearing, in line with the ambition to increase its market share among financial institutions. Cash Management won a significant deal when it took over all of pulp and paper company Jefferson Smurfit Group's cash management business in Germany.

In Finland, Merchant Banking bolstered its custody business with the agreement in March with securities market operator OMHEX. The agreement increased SEB's assets under custody by EUR 15bn. Securities Services will assume responsibility for OMHEX's Finnish custody customers, increasing SEB's total assets under custody to SEK 2,638bn. Merchant Banking and OMHEX will also carry out a design-study for a back-office service in the Nordic marketplace. The intention of this joint effort is to create an efficient back-office utility that supports the further development of an integrated Nordic market.

Merchant Banking was named mandated lead arranger for a EUR 200m syndicated loan for Finnish airline Finnair and a EUR 250m transaction for Norwegian newspaper and publishing group Schibsted. SEB is now ranked No. 3 in primary issues of Norwegian corporate bonds.

Business expansion in line with strategy

Business flows in the medium-sized corporate segment during the first quarter was unusually strong, especially in the real estate and municipal areas. Merchant Banking strengthened its position both as an adviser on acquisitions and as a provider of financing solutions connected to acquisitions. Falling interest rates, higher volatility and increased stock market activity have resulted in a strong first quarter for Trading & Capital Markets. Foreign exchange trading via the Internet hit new highs, with 60 per cent of trades now conducted via Trading Station. A significant number of trades are also being generated through the new Trading Station Interface (TSI), a customised solution that integrates with customers' own systems. Futures execution is also migrating to the Internet, with 65 per cent of SEB Futures business now being traded electronically.

Merchant Banking continues to launch new and innovative investment products for private clients. In January, SEB became the first Nordic bank to launch an equity-linked bond related to the expanding economies in India and China.

In the debt capital markets there has been intense activity in refinancing. Among others, SEB has arranged the following revolving credit facilities as sole lead arranger: USD 320m and EUR 150m for engineering company Alfa Laval, EUR 200m for private healthcare provider Capio AB and SEK 1.2bn for packaging company Billerud. SEB was also arranger and co-ordinator for an EUR 300m revolving credit facility for ball bearings and seals company SKF.

Business flows within the cash management sector continued to grow. In addition, several clients moved their domestic payments from the Swedish postal giro system to Bank Giro Centralen, partly owned by SEB.

Enskilda Securities - leader in an improved market

The operating result of Enskilda Securities amounted to SEK 75m (34). Equity markets improved significantly and total revenues increased compared with the last quarter of 2003. Total revenues were SEK 423m (360). Cost-reduction efforts have led to a satisfactory cost level under current market conditions. Focus will however remain on costs and increased efficiency. As per 31 March, Enskilda Securities employed 425 people (487).

Turnover has increased on all target markets and Enskilda Securities continues to be the clear market leader in the Nordic region.

Improved stock market turnover has resulted in increasing revenues for the Equity business area, particularly in secondary commission revenues. Total revenues were up 18 per cent, reflecting this year's strong start on the Nordic stock exchanges.

Activity within the Corporate Finance business area has also increased, particularly in Equity Capital Markets. Enskilda Securities has successfully participated in five IPOs completed in the first quarter, and was lead manager for three of them.

John Abrahamson has been appointed CEO of Enskilda Securities. He will assume joint responsibility for Enskilda Securities along with Stefan Carlsson, who has been appointed deputy CEO.

Nordic Retail & Private Banking

This division has 1.6 million private customers - of which 722,000 Internet customers - and 128,000 small and medium-sized corporate customers. The majority of the customers are Swedish. In the Nordic area, SEB also has 2.5 million charge, credit and banking cards outstanding. The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has 200 branch offices, a top-ranked Internet service and a 24h-telephone bank.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan-Mar 2004	Jan-Mar 2003	Change, per cent	Jan-Dec 2003
Net interest income	1 092	1 081	1	1 092	1 044	5	4 247
Net commission income	944	920	3	944	756	25	3 326
Net result of financial transactions	46	37	24	46	34	35	151
Other operating income	29	36	-20	29	35	-18	173
Total income	**2 111**	**2 074**	**2**	**2 111**	**1 869**	**13**	**7 897**
Staff costs	-679	-658	3	-679	-623	9	-2 574
Other operating costs	-611	-635	-4	-611	-589	4	-2 392
Amortisation of goodwill	-12	-13	-8	-12	-15	-20	-52
Depreciation and write-downs	-10	-22	-55	-10	-11	-9	-55
Total costs	**-1 312**	**-1 328**	**-1**	**-1 312**	**-1 238**	**6**	**-5 073**
Net credit losses etc	-44	-75	-41	-44	-43	2	-194
Intra-group minority interest		-6	-100		-1	-100	-17
Operating result	**755**	**665**	**14**	**755**	**587**	**29**	**2 613**
Cost/Income ratio	0,62	0,64		0,62	0,66		0,64
Allocated capital, SEK bn	10,3	9,1		10,3	9,1		9,1
Return on capital, %	21,2	21,0		21,2	18,6		20,7
Number of full time equivalents, average	4 687	4 677		4 687	4 794		4 744

Sales and market shares continue to grow

The stock market development contributed to a positive market environment and strong result for Nordic Retail & Private Banking during the first months of 2004. Volumes within key areas such as deposits and mortgages continued to increase, together with sales of mutual funds and unit-linked. This development was due to stronger sales activities.

During 2003, SEB maintained its position as number one on the total market for household savings in Sweden. At the end of March 2004, total deposit volumes amounted to SEK 122bn (112), an increase of 9 per cent compared with March 2003.

The division's total lending volumes rose by 15 per cent, to SEK 185bn (160). This included mortgage volumes of SEK 130bn (109), an increase of 19 per cent.

In the first quarter of 2004, SEB's total share of the private mortgage market in Sweden increased to 14.4 per cent (13.6). In the Swedish Quality Index (SKI) survey among mortgage customers, SEB showed the greatest improvement between 2002 and 2003 and has now more satisfied mortgage customers than any of the other three major banks.

Actual margins on both fixed and floating rate mortgages have remained stable over the last years, but were exposed to some pressure through increasing competition during the first quarter of 2004.

Strong quarterly result

The result for the first quarter increased substantially to SEK 755m, which was the division's best result since 2000.

Net interest income improved mainly due to the above-mentioned increased volumes. On the other hand, deposit margins were under pressure by the generally low level of interest rates in Sweden. In February the Swedish central bank lowered its key interest rate by 25 basis points and on 1 April by another 50 basis points, which will have full effect on the division's net interest income from the second quarter.

Commission income continued to improve, both compared with the corresponding period of 2003 and with the previous quarter, mainly due to increased stock market related commissions.

Costs were in line with the previous quarter. The increase in relation to the first quarter of 2003 was related to higher pension costs due to new accounting principles, increased business volumes and investments in contingency planning.

Credit losses remained stable at a low level.

Retail Banking – a stable business

Retail Banking's result was SEK 434 m, an increase of 22 per cent compared with the previous quarter and 12 per cent better than the first quarter of 2003. This was mainly due to the positive equity market development and increased sales.

At the end of March, the division had 780,000 (725,000) e-banking customers - including 58,000 (50,000) corporate customers - in Sweden. The increased Internet-usage among SEB's customers was also illustrated by the fact that 56 per cent of the Bank's private customers used the e-banking service to pay their bills in 2003. In 2002 this share was 46 per cent.

As the first of Sweden's four major banks SEB introduced a new system for interest calculation on all Swedish accounts on 1 March. The new, modern rules provide customers with interest rates from day one, including Saturdays and Sundays.

During the autumn of 2003, the division initiated a number of activities in order to gain market shares among small companies. During the first quarter the division's number of corporate customers increased by 600.

Private Banking - improved result and strong market position

The result, SEK 167m, was 16 per cent better than the previous quarter and more than twice as large as in the first quarter of 2003. This was mainly an effect of the positive stock market development leading to both increased customer activity and increased asset values. Apart from the increase in net commission income, the improvement was a result of cost reductions initiated last year. Net interest income decreased slightly compared with the same period of 2003, mainly an effect of re-allocation of savings volumes to stock market related products.

Assets under management increased by 6 per cent since 31 December 2003, to SEK 204bn, both due to higher market values of mutual funds and portfolio volumes, and by a positive net inflow of assets of SEK 2bn.

SEB Kort - steady improvement

Business travel is normally lower during the first months of the year. SEB Kort's result thus decreased by 7 per cent compared to the previous quarter but increased by 20 per cent compared with the first quarter of 2003.

Card volumes were relatively stable. Total turnover for SEB Kort amounted to SEK 38.9bn (36.3).

In April, Eurocard was voted "the Business Travel Card of the Year" by the Swedish travel magazine "Affärsresenären".

Credit losses, including frauds, remained low compared with international card companies.

The integration of the Norwegian Europay operations, acquired in late 2002, proceeded according to plan. Restructuring costs for the integration are included in the result.

SEB AG Group

The SEB AG Group comprises SEB's operations in Germany, i.e. the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Jan-Dec 2003
Net interest income	946	958	-1	946	973	-3	3 926
Net commission income	487	454	7	487	414	18	1 779
Net result of financial transactions	95	54	76	95	46	107	105
Other operating income	31	106	-71	31	69	-55	254
Total income	**1 559**	**1 572**	**-1**	**1 559**	**1 502**	**4**	**6 064**
Staff costs	-618	-618		-618	-710	-13	-2 717
Other operating costs	-439	-465	-6	-439	-419	5	-1 643
Depreciation and write-downs	-53	-67	-21	-53	-64	-17	-250
Restructuring costs	-75			-75			
Total costs	**-1 185**	**-1 150**	**3**	**-1 185**	**-1 193**	**-1**	**-4 610**
Net credit losses etc	-110	-180	-39	-110	-97	13	-635
Write-downs of financial fixed assets		-2	-100				-2
Net result from associated companies		17	-100		5	-100	40
Operating result	**264**	**257**	**3**	**264**	**217**	**22**	**857**
Cost/Income ratio	0,76	0,73		0,76	0,79		0,76
Cost/Income ratio excluding restructuring costs	0,71	0,73		0,71	0,79		0,76
Allocated capital, SEK bn	11,8	11,2		11,8	11,2		11,2
Return on capital, %	6,4	6,6		6,4	5,6		5,5
Return on capital excluding restructuring costs, %	8,3	6,6		8,3	5,6		5,5
Number of full time equivalents, average	3 513	3 815		3 513	3 863		3 815

Recovery of the German economy takes time

The outlook for 2004 is better than that for the three preceding years. However, during the first quarter prospects for the economy faded somewhat mainly due to high oil prices and a continuing rise in unemployment. Against this background, the economic research institutes have lowered their forecasts for growth in GDP slightly to 1.5 per cent. Nevertheless, the stock markets remained optimistic. Interest rates remained low.

Profitability improved

The operating result (excluding restructuring costs of SEK 75m) of SEB's entire operations in Germany amounted to SEK 339m, an improvement of 32 per cent compared to the fourth quarter of 2003 and 56 per cent better than the first quarter of 2003. The main reasons were higher commission income, improved result from net financial transactions and reduced costs. Net credit losses, SEK 110m, were lower than in the previous quarter and in line with the corresponding period last year.

The change in accounting principles for pension costs led to a reduction of net interest income by SEK 35m (full year SEK 140m) without affecting the bottom-line since staff costs were reduced by the same amount.

Net commission income amounted to SEK 487m, which was 18 per cent higher than in the first quarter of 2003. Major reasons for this ongoing improvement are increased net sales of real estate and equity related mutual funds as well as sales of structured project finance. Compared with the previous quarter net commission income increased by 7 per cent.

Net result of financial transactions amounted to SEK 95m. The increase was an effect of market valuation of the bond liquidity portfolio (marked to market) leading to a gain of SEK 41m.

As a result of strong mortgage sales to major real estate clients and lending to institutional clients, net interest income amounted to SEK 946m, which, on a comparable basis, is a slight increase from the last quarter in spite of continuously low short-term interest rates.

Assets under management amounted to SEK 129bn, which is 4 per cent higher than the preceding quarter and 16 per cent higher than in the first quarter of 2003.

On a comparable basis, total costs decreased by 7 per cent compared to the corresponding period of 2003, mainly due to continued cost saving measures affecting also the number of full time equivalents. Compared with the preceding quarter, underlying costs decreased by 4 per cent. This was partly due to the profit improvement programme within the Retail organisation.

Cost/income ratio – before restructuring costs - improved further to 0.71. Also return on equity developed favourably to 8,3 per cent.

German Retail & Mortgage Banking

The division serves one million private individuals, of which 240,000 Internet customers, and real estate companies all over Germany. Customers are able to access its services through 175 branches, more than 2000 ATMs via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan - Mar 2004	Jan - Mar 2003	Change per cent	Jan-Dec 2003
Net interest income	786	825	-5	786	842	-7	3 398
Net commission income	330	290	14	330	286	15	1 216
Net result of financial transactions	78	25		78	17		-17
Other operating income	30	103	-71	30	52	-42	221
Total income	**1 224**	**1 243**	**-2**	**1 224**	**1 197**	**2**	**4 818**
Staff costs	-520	-505	3	-520	-620	-16	-2 331
Other operating costs	-357	-345	3	-357	-300	19	-1 193
Depreciation and write-downs	-49	-64	-23	-49	-60	-18	-236
Restructuring costs	-75			-75			
Total costs	**-1 001**	**-914**	**10**	**-1 001**	**-980**	**2**	**-3 760**
Net credit losses etc	-110	-188	-41	-110	-97	13	-573
Write-downs of financial fixed assets		-2	-100				-2
Net result from associated companies		17	-100		5	-100	40
Operating result	**113**	**156**	**-28**	**113**	**125**	**-10**	**523**
Cost/Income ratio	0,82	0,74		0,82	0,82		0,78
Cost/Income ratio excluding restructuring costs	0,76	0,74		0,76	0,82		0,78
Allocated capital, SEK bn	9,5	9,4		9,5	9,5		9,4
Return on capital, %	3,4	4,8		3,4	3,8		4,0
Return on capital excluding restructuring costs, %	5,7	4,8		5,7	3,8		4,0
Number of full time equivalents, average	3 113	3 372		3 113	3 464		3 412

Underlying result improved

As a consequence of continued unsatisfactory profitability, a profit improvement programme was launched at year-end 2003 affecting the Retail organisation as well as the service and central staff functions of SEB's German operation. Without closing any branch offices, the number of managers was reduced significantly in the first quarter and the former advisory centres were re-integrated with the branches. Overall - excluding restructuring costs - the operating result amounted to SEK 188m. Cost-income ratio and return on capital were also favourably affected.

In spite of these measures net commission income improved compared with both the previous and the corresponding quarter of 2003. Gross sales of SEB Invest's mutual funds improved substantially, to SEK 4,8bn (SEK 4,0bn in the corresponding period of 2003). Net sales were substantially lower mainly due to a seasonally affected high outflow of funds. SEB ImmoInvest continued to be a priority product. During the first quarter of 2004 gross sales amounted to SEK 3,1bn and net sales to SEK 2bn.

Net interest income amounted to SEK 786 m, a decrease of 5 per cent from previous quarter, mainly due to the change in accounting principles for pension costs in 2004 (deduction of SEK 30m net interest income which is offset against staff cost). The reduction by 7 per cent compared to the first quarter of 2003 was also affected by the decrease in short-term interest rates by almost 100 basis points.

Net result of financial transactions increased to SEK 78m. This was partly due to a gain of SEK 41m emanating from a change in the market valuation of the bond liquidity portfolio.

Total costs decreased by 6 per cent compared with the corresponding period of 2003 (on a comparable basis). It should be noted that there has been a shift in the cost structure due to the relocation of the IT-operations department to IT Service (i.e. outsourcing within the SEB Group), reducing staff costs but increasing other operating costs by the same amount. This has also led to a staff reduction of 140 employees within the German operations. Costs have been negatively effected by investments related to Basel II, IAS and a Group wide workstation project.

Net credit losses, SEK 110m, were lower than in previous quarter and in line with the corresponding period last year.

Approximately 300 of the announced staff reduction of 400 full time equivalents have already been contracted. There are already some positive effects from the profit improvement programme, but major effects will be seen in the coming quarters. The full effect of the programme is expected in 2005.

SEB Baltic & Poland

This division comprises the three wholly owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). The three banks serve 1.5 million individual customers, of which 690,000 Internet customers, and 160,000 corporations via some 200 branch offices and via Internet banks. SEB's mutual fund company in Poland, SEB TFI, and the listed medium-sized Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent, also form part of the division.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan - Mar 2004	2003	Change, per cent	Jan-Dec 2003
Net interest income	372	360	3	372	315	18	1 370
Net commission income	170	167	2	170	144	18	659
Net result of financial transactions	51	39	31	51	54	-6	205
Other operating income	16	51	-69	16	11	45	108
Total income	**609**	**617**	**-1**	**609**	**524**	**16**	**2 342**
Staff costs	-179	-168	7	-179	-173	3	-694
Other operating costs	-111	-148	-25	-111	-105	6	-503
Amortisation of goodwill	-12	-12		-12	-12		-49
Depreciation and write-downs	-49	-51	-4	-49	-50	-2	-196
Total costs	**-351**	**-379**	**-7**	**-351**	**-340**	**3**	**-1 442**
Net credit losses etc	-19	2		-19	-16	19	-84
Write-downs of financial fixed assets	1	-1	-200	1			-3
Net result from associated companies	11	22	-50	11	10	10	30
Operating result from insurance operations	10	2		10	2		16
Operating result	**261**	**263**	**-1**	**261**	**180**	**45**	**859**
Cost/Income ratio	0,58	0,61		0,58	0,65		0,62
Allocated capital, SEK bn	3,7	3,3		3,7	3,3		3,3
Return on capital, %	20,6	23,0		20,6	15,7		18,7
Number of full time equivalents, average	4 029	4 047		4 029	4 242		4 127

Continued growth

The economic growth of the Baltic States continues. By the end of March, the loan portfolio of SEB's Baltic banks amounted to SEK 40bn, an increase of 10 per cent since the beginning of the year. Deposits rose by 3 per cent, to SEK 29bn. The combined market shares of the three Baltic banks were relatively stable during the period, with approximately 30 per cent for both lending and deposits.

The market for savings products other than deposits also experienced a strong increase in demand. It is expected that this increase will continue. Assets under management in the division were SEK 7bn, an increase of 8 per cent since the beginning of the year. The largest part of the volumes was related to the Polish fund company SEB TFI.

Strong result development

The first quarter showed an operating result of SEK 261m, which was in line with the previous quarter (263) and 45 per cent better than the first quarter of last year. Income increased by 16 per cent compared with the corresponding period of 2003, while costs were 3 per cent higher. Thus, the cost/income ratio improved to 0.58. Net credit losses were SEK 19m (16). Asset quality has improved over the past years. The return on allocated capital increased to 20.6 per cent (15.7).

BOS contributed SEK 11m to the result.

Continued cross-servicing and increased client service

The number of clients is continually increasing within both the household and corporate sector. Overall, the number of clients increased by 18 per cent compared with last year. The number of Internet clients increased by 62 per cent.

Eesti Ühispank keeps developing new communication solutions to improve client service. During the first quarter the bank introduced a full-scale payment service via mobile phones and also installed cash deposit machines.

Starting in February, Latvijas Unibanka offers its customer a new, highly improved version of Internet banking.

Vilniaus Bankas' leasing company finalised its biggest deal ever, by signing a lease agreement with Vilnius City financing their new administrative centre.

SEB Asset Management

SEB Asset Management offers a full spectrum of investment management expertise and services to institutions, life insurance companies and private individuals. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, Luxembourg, Stamford and Stockholm. The division employs about 100 portfolio managers and analysts.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Jan-Dec 2003
Net interest income	19	22	-14	19	19		83
Net commission income	373	322	16	373	304	23	1 235
Net result of financial transactions	1	2	-50	1	1		3
Other operating income	7	9	-22	7	7		18
Total income	**400**	**355**	**13**	**400**	**331**	**21**	**1 339**
Staff costs	-122	-129	-5	-122	-142	-14	-521
Other operating costs	-89	-91	-2	-89	-89		-330
Amortisation of goodwill	-1	-1		-1	-2	-50	-7
Depreciation and write-downs	-5	-6	-17	-5	-5		-26
Total costs	**-217**	**-227**	**-4**	**-217**	**-238**	**-9**	**-884**
Operating result	**183**	**128**	**43**	**183**	**93**	**97**	**455**
Cost/Income ratio	0,54	0,64		0,54	0,72		0,66
Allocated capital, SEK bn	1,8	1,8		1,8	1,8		1,8
Return on capital, %	29,3	20,5		29,3	14,9		18,2
Number of full time equivalents, average	442	459		442	493		474

Strongly improved result

The division's result doubled compared with the first quarter last year and increased by 43 per cent compared with the fourth quarter. As a result of market upturn and strong sales, income increased by 21 per cent compared with the corresponding period of last year. Costs decreased by 9 per cent mainly as a result of staff reductions last year and cross-border integration. The cost/income ratio improved to 0.54 from 0.72 in the first quarter of 2003.

Increased net sales

Sales continued to increase and total accumulated net sales rose by 94 per cent to SEK 9.2bn (4.7) as a result of several new institutional mandates. For the first quarter of 2004, SEB's net sales market share of its own mutual funds was lower than last year, primarily in Sweden and Germany. In Sweden, the market share for SEB's own funds was 5.4 per cent (10.5). Net sales of external funds, which is not included in SEB Asset Management net sales, tripled compared with last year. The sum of own and external fund net sales during the first quarter was thus at the same level as last year. In Germany, gross sales were strong but the net sales market share was affected by large outflows.

The External Funds unit, which previously was part of the Nordic Retail & Private Banking division, is as of 1 April integrated with SEB Asset Management.

The division's total assets under management have increased by 6 per cent this year, to SEK 633bn from SEK 597bn at year-end. The equity part of total assets under management represented 35 per cent (32) and fixed income 57 per cent (58). Total mutual funds represented 36 per cent (32) of the division's assets under management, totalling SEK 230bn (172), of which SEK 156bn (120) in Sweden.

Performance slightly below benchmark

Investment performance is one of the key focus areas in the pursuit of high client satisfaction. Since the beginning of 2003, performance improved to good levels with a majority of portfolios outperforming benchmark. However, in the first quarter this year the performance did not reach the strong level of last year. For the first three months performance in the managed portfolios of the division was on average slightly below benchmark indices. For Swedish mutual funds 44 per cent, representing one third of fund volumes, performed better than peer group average in the Swedish market.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance and has slightly more than 1 million customers, mainly in Sweden.

Traditional life insurance operations are conducted in the mutual insurance companies Nya and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan - Mar 2004	Jan - Mar 2003	Change, per cent	Jan-Dec 2003
Total income	**421**	**406**	**4**	**421**	**327**	**29**	**1 450**
Total costs	**-340**	**-342**	**-1**	**-340**	**-314**	**8**	**-1 291**
Result from associated companies	-3			-3	-5	-40	-10
Operating result	**78**	**64**	**22**	**78**	**8**		**149**
Change in surplus values, net	339	464	-27	339	244	39	1 739
Result from ongoing business	**417**	**528**	**-21**	**417**	**252**	**65**	**1 888**
Change in assumptions		-35	-100				-94
Financial effects of short-term market fluctuations	226	121	87	226	-338	-167	296
Total result, net	**643**	**614**	**5**	**643**	**-86**		**2 090**
Allocated capital, SEK bn	4,4	4,3		4,4	4,3		4,3
Return, ongoing business, %	27,3	35,4		27,3	16,9		31,6
Number of full-time equivalents, average	717	726		717	744		721

A strong first quarter

2004 opened strongly both in terms of result and sales.

The operating result rose to SEK 78m (8), which was also better than last quarter. The substantially increased income was due to growing asset values from unit-linked insurance and rising premium income, that is paid-in premiums, mainly from occupational pension schemes.

Higher sales volumes led to higher sales commission, but due to an improved volume/cost relation, sales margin continued to increase and amounted to 22 per cent, compared to 18 per cent for the full year 2003.

The result from ongoing business, including change in surplus values, increased to SEK 417m (252), due to improved sales margin in combination with higher sales volumes. The surplus value is the present value of written insurance policies and is calculated to better evaluate the insurance operation. These values are not included in the SEB Group's consolidated profit and loss account or balance sheet. For more details see "Additional information" on www.sebgroup.com.

Substantially improved sales

SEB Trygg Liv's sales improved by 33 per cent, to SEK 8.3bn (6.3), measured as weighted volume. Factors behind the strong sales are the focus on unit-linked insurance and the occupational pension market, combined with distribution power for endowment insurance, for which demand is strongly related to the stock market development.

SEB Trygg Liv strengthened its position as the market leader on the unit-linked insurance market. As of 31 March 2004, the share of weighted new business rolling 12 months was 31.8 per cent (21.1 in the same period of 2002/2003).

Unit-linked represented 91 per cent (81) of total sales and increased by 50 per cent compared with last year.

The sales of occupational pension, representing over 70 per cent of total sales, increased by 31 per cent. The main part is sold through insurance brokers, who continue to give SEB Trygg Liv a high ranking within several areas, for example service and administration.

Sales of endowment insurance rose by 44 per cent, due to increasing interest in investments following the positive stock market development. Sales of private pension insurance represent only 6 per cent of total sales, but increased by 23 per cent, deriving from unit-linked.

Premium income, that is paid-in premiums, increased by 21 per cent, to SEK 3,961m (3,283). Unit-linked insurance accounts for about 75 per cent of premium income. In addition to premium income, payments into Individual Pension Savings (IPS) totalled SEK 262m (194) and into PPM SEK 573m (554).

Traditional life insurance

The two entities Nya and Gamla Livförsäkringsaktiebolaget are operated according to mutual principles and therefore not consolidated in SEB Trygg Liv's accounts. The result after tax increased to SEK 6.8bn (-1.9) in Gamla Liv and to SEK 197m (30) in Nya Liv. Total return was 4.8 and 2.9 per cent, respectively. Both companies reached a collective consolidation ratio of 101 per cent as of 31 March. Other key figures and comments on these entities are shown in "Additional information" on www.sebgroup.com.

SEB Group

Statutory Profit and Loss Account

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Income							
Interest income	*10 298*	*10 129*	*2*	*10 298*	*11 664*	*-12*	*43 671*
Interest costs	*-6 856*	*-6 631*	*3*	*-6 856*	*-8 287*	*-17*	*-29 889*
Net interest income	3 442	3 498	-2	3 442	3 377	2	13 782
Dividends received	15	35	-57	15	10	50	126
Commission income	*3 417*	*3 309*	*3*	*3 417*	*2 932*	*17*	*12 356*
Commission costs	*-565*	*-591*	*-4*	*-565*	*-492*	*15*	*-2 138*
Net commission income [1]	2 852	2 718	5	2 852	2 440	17	10 218
Net result of financial transactions [2]	830	640	30	830	490	69	2 084
Other operating income	164	222	-26	164	262	-37	861
Income from banking operations	**7 303**	**7 113**	**3**	**7 303**	**6 579**	**11**	**27 071**
Costs							
Staff costs	-2 741	-2 817	-3	-2 741	-2 826	-3	-11 157
Other administrative and operating costs	-1 540	-1 661	-7	-1 540	-1 519	1	-6 191
Depreciation and write-downs of tangible and intangible fixed assets	-339	-363	-7	-339	-367	-8	-1 445
Restructuring costs	-75			-75			
Costs from banking operations	**-4 695**	**-4 841**	**-3**	**-4 695**	**-4 712**	**0**	**-18 793**
Profit/loss from banking operations before credit losses	**2 608**	**2 272**	**15**	**2 608**	**1 867**	**40**	**8 278**
Net credit losses [3]	-224	-323	-31	-224	-212	6	-981
Change in value of seized assets	12	-7		12	-2		-25
Write-downs of financial fixed assets		-43			-4	-100	-64
Net result from associated companies	-1	32	-103	-1			19
Operating profit from banking operations	**2 395**	**1 931**	**24**	**2 395**	**1 649**	**45**	**7 227**
Operating profit from insurance operations [4]	68	69	-1	68	-18		78
Operating profit	**2 463**	**2 000**	**23**	**2 463**	**1 631**	**51**	**7 305**
Pension compensation		194	-100		161	-100	658
Profit before tax and minority interests	**2 463**	**2 194**	**12**	**2 463**	**1 792**	**37**	**7 963**
Current tax	-351	-266	32	-351	-372	-6	-1 486
Deferred tax	-339	-262	29	-339	-152	123	-761
Minority interests	-5	-2	150	-5	-8	-38	-12
Net profit for the year *	**1 768**	**1 664**	**6**	**1 768**	**1 260**	**40**	**5 704**
* Earnings per share (weighted), SEK	2.56	2.40		2.56	1.81		8.22
Weighted number of shares	691	691		691	698		694

1) Net commission income - SEB Group

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Payment commissions	699	725	-4	699	718	-3	2 877
Securities commissions	1 533	1 405	9	1 533	1 158	32	4 985
Other commissions	620	588	5	620	564	10	2 356
Net commission income	**2 852**	**2 718**	**5**	**2 852**	**2 440**	**17**	**10 218**

2) Net result of financial transactions - SEB Group

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Shares/participations	92	108	-15	92	- 10		494
Interest-bearing securities	305	197	55	305	387	-21	804
Other financial instruments	- 833	- 183		- 833	- 145		- 340
Realised result	- 436	122		- 436	232		958
Shares/participations	56	17		56	376	-85	507
Interest-bearing securities	383	- 20		383	- 185		- 337
Other financial instruments	334	- 100		334	- 279		- 946
Unrealised value changes	773	- 103		773	- 88		- 776
FX trading/Exchange rate changes	492	620	-21	492	348	41	1 896
Redemption of bonds	1	1		1	- 2	-150	6
Net result of financial transactions	**830**	**640**	**30**	**830**	**490**	**69**	**2 084**

3) Net credit losses - SEB Group

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Specific provision for individually appraised receivables:							
Reported write-down, incurred losses	-255	-546	-53	-255	-454	-44	-1 845
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	169	372	-55	169	336	-50	1 257
Reported provision for probable losses	-100	-553	-82	-100	-387	-74	-1 741
Recovered from losses incurred in previous years	77	111	-31	77	77		330
Reversal of previous provisions for probable losses	89	132	-33	89	127	-30	577
Net cost	-20	-484	-96	-20	-301	-93	-1 422
Collective provision for individually appraised receivables:							
Allocation to/withdrawal from reserve	-180	158		-180	75		456
Provisions for receivables appraised by category:							
Reported write-down, incurred losses	-36	-43	-16	-36	-50	-28	-183
Reported provision for possible losses	-8	4		-8	15	-153	6
Recovered from losses incurred in previous years	18	12	50	18	9	100	53
Reported net cost for receivables appraised by category	-26	-27	-4	-26	-26		-124
Transfer risk reserve:							
Allocation to/withdrawal from reserve	2	15	-87	2	37	-95	56
Contingent liabilities:							
Allocation to/withdrawal from reserve		15	-100		3	-100	53
Net credit losses	**-224**	**-323**	**-31**	**-224**	**-212**	**6**	**-981**

4) Operating profit from insurance operations - SEB Group

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Non-life operations	26	49	-47	26	22	18	102
Life operations*	42	20	110	42	-40		-24
Operating profit from insurance operations	**68**	**69**	**-1**	**68**	**-18**		**78**
* Of which							
SEB Trygg Liv, operating result	78	64	22	78	8		149
SEB Baltic, life insurance	10	2		10	2		16
Amortisation goodwill	-37	-37		-37	-37		-147
Other	-9	-9		-9	-13	-31	-42
Life operations	**42**	**20**	**110**	**42**	**-40**		**-24**

Balance sheet - SEB Group

SEK m	31 March 2004	31 December 2003	31 March 2003
Lending to credit institutions	218 401	179 308	160 085
Lending to the public	741 823	707 459	676 806
Interest-bearing securities	261 512	189 269	212 565
- Financial fixed assets	*2 382*	*2 531*	*2 883*
- Financial current assets	*259 130*	*186 738*	*209 682*
Shares and participations	28 393	12 551	28 167
Assets used in the insurance operations	68 329	62 742	51 216
Other assets	144 557	128 064	139 524
Total assets	**1 463 015**	**1 279 393**	**1 268 363**
Liabilities to credit institutions	324 495	246 852	253 425
Deposits and borrowing from the public	536 909	494 036	489 739
Securities issued, etc.	239 315	218 507	213 229
Liabilities of the insurance operations	66 011	60 641	48 978
Other liabilities and provisions	216 040	186 632	191 812
Subordinated liabilities	28 795	24 261	24 412
Shareholders' equity [1]	51 450	48 464	46 768
Total liabilities and shareholders' equity	**1 463 015**	**1 279 393**	**1 268 363**

1) Change in shareholders' equity

SEK m	31 March 2004	31 December 2003	31 March 2003
Opening balance *	48 464	45 696	45 696
New accounting principle for pensions	1 383		
Dividend to shareholders		-2 818	
Dividend own holdings of shares		124	
Result, holding of own shares	- 145	9	10
Swap hedging of employee stock option programme	30	493	- 10
Eliminations of repurchased of shares *		- 468	
Translation difference	- 50	- 276	- 188
Net profit for the period	1 768	5 704	1 260
Closing balance	**51 450**	**48 464**	**46 768**

* SEB has as of 31 March 2004 repurchased 7.0 million Series A shares and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meeting 2002 and 2003 respectively. These shares are booked at zero but the market value as of 31 March 2004 was SEK 1 432m.

Cash flow analysis - SEB Group

SEK m	Jan-Mar 2004	Jan-Dec 2003	Jan-Mar 2003
Cash flow from the profit and loss statement	3 547	10 367	3 770
Increase (-)/decrease (+) in trading portfolios	-84 466	-4 565	-35 158
Increase (+)/decrease (-) in issued short term securities	6 324	7 754	-4 243
Increase (-)/decrease (+) in lending to credit institutions	-35 136	-37 969	-10 796
Increase (-)/decrease (+) in lending to the public	-25 356	-40 580	4 553
Increase (+)/decrease (-) in liabilities to credit institutions	71 397	26 561	20 641
Increase (+)/decrease (-) in deposits and borrowings from the public	35 974	5 950	-9 881
Change in other balance sheet items	16 047	25 386	23 262
Cash flow, current operations	-11 669	-7 096	-7 852
Cash flow, investment activities	214	606	901
Cash flow, financing activities	14 722	8 832	12 024
Cash flow	**3 267**	**2 342**	**5 073**
Liquid funds at beginning of year	9 707	13 469	13 469
Exchange difference in liquid funds	181	- 824	- 261
Exchange difference in balance sheet items	889	-5 280	-2 340
Cash flow	3 267	2 342	5 073
Liquid funds at end of period	**14 044**	**9 707**	**15 941**

Derivative contract - SEB Group

31 March 2004	Contracts on the asset side		Contracts on the liability side	
SEK m	Book value	Market value	Book value	Market value
Interest-related	45 026	45 493	44 817	44 971
Currency-related	29 090	29 368	34 335	34 346
Equity-related	2 115	2 115	2 400	2 400
Total	**76 231**	**76 976**	**81 552**	**81 717**

On 31 March 2004 the nominal value of the Group's derivatives contracts amounted to SEK 5 743bn (5 066 on 31 March 2003).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Memorandum items - SEB Group

SEK m	31 March 2004	31 December 2003	31 March 2003
Collateral and comparable security pledged for own liabilities	108 345	89 464	119 230
Other pledged assets and comparable collateral	112 833	78 902	96 312
Contingent liabilities	41 521	41 022	44 027
Commitments	219 345	179 514	206 725

Doubtful loans and seized assets - SEB Group

SEK m	31 March 2004	31 December 2003	31 March 2003
Non-performing doubtful loans	8 693	8 632	8 934
Performing doubtful loans	1 194	2 245	2 298
Doubtful loans gross*	**9 887**	**10 877**	**11 232**
Specific reserves for probable lending losses	-5 174	-5 663	-5 759
of which reserves for non-performing loans	-4 556	-4 668	-4 720
of which reserves for performing loans	- 618	- 995	-1 039
Collective reserves for individually appraised loans	-1 979	-1 553	-1 979
Doubtful loans net*	**2 734**	**3 661**	**3 494**
Reserves not included in the above:			
Reserves for transfer risks	- 658	- 723	- 811
Reserves for off-balance sheet items	- 304	- 333	- 393
Total reserves	**-8 115**	**-8 272**	**-8 942**
Level of doubtful loans	**0.37%**	**0.52%**	**0.52%**
(Doubtful loans, net in relation to lending, net at end of period)			
Reserve ratio for doubtful loans	**72.3%**	**66.3%**	**68.9%**
(Specific + collective reserves in relation to doubtful loans gross, per cent)			
Specific reserve ratio for doubtful loans	*52.3%*	*52.1%*	*51.3%*
Pledges taken over			
Buildings and land	45	45	46
Shares and participations	74	72	78
Total volume of pledges taken over	**119**	**117**	**124**

* The volume of doubtful loans has decreased by SEK 761 M following the implementation of the Group's model for collective provisioning in the Baltic banks. The change in reserves during the quarter, therefore, includes a reclassification of specific reserves to collective in the amount of SEK 217 M.

The shortfall in income due to interest deferments was SEK 1m (1), while unpaid interest on non-performing loans amounted to SEK 20m (32).

On 31 March 2004, the Group had SEK 91m (194) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the doubtful loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken

Profit and Loss Account - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Income							
Interest income	*4 548*	*4 598*	*-1*	*4 548*	*5 579*	*-18*	*20 027*
Leasing income	*199*	*188*	*6*	*199*	*216*	*-8*	*781*
Interest costs	*-3 362*	*-3 275*	*3*	*-3 362*	*-4 373*	*-23*	*-15 018*
Net interest income [1]							
Dividends received	12	1 309	-99	12	3		1 337
Commission income	*1 406*	*1 323*	*6*	*1 406*	*1 245*	*13*	*5 091*
Commission costs	*-207*	*-235*	*-12*	*-207*	*-209*	*-1*	*-875*
Net commission income [2]	1 199	1 123	7	1 199	1 036	16	4 216
Net result of financial transactions [3]	646	478	35	646	325	99	1 570
Other operating income	163	455	-64	163	158	3	897
Total income	**3 405**	**4 876**	**-30**	**3 405**	**2 944**	**16**	**13 810**
Costs							
Staff costs	-1 410	-1 343	5	-1 410	-1 316	7	-5 239
Other administrative and operating costs	-989	-1 110	-11	-989	-994	-1	-4 032
Depreciation and write-downs of tangible and intangible fixed assets	-85	-85		-85	-89	-4	-340
Total costs	**-2 484**	**-2 538**	**-2**	**-2 484**	**-2 399**	**4**	**-9 611**
Profit/loss from banking operations before credit losses	**921**	**2 338**	**-61**	**921**	**545**	**69**	**4 199**
Net credit losses [4]	-57	-132	-57	-57	-66	-14	-121
Change in value of seized assets							
Write-downs of financial fixed assets	12	-402	-103	12	-4		-416
Operating profit	**876**	**1 804**	**-51**	**876**	**475**	**84**	**3 662**
Pension compensation	67	145	-54	67	151	-56	590
Profit before appropriation and tax	**943**	**1 949**	**-52**	**943**	**626**	**51**	**4 252**
Other appropriations	-370	-98		-370	-369	0	-1 533
Current tax	-91	-14		-91	-117	-22	-508
Deferred tax	-193	-43		-193	42		73
Net profit for the year	**289**	**1 794**	**-84**	**289**	**182**	**59**	**2 284**

1) Net interest income - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Interest income	4 548	4 598	-1	4 548	5 579	-18	20 027
Leasing income	199	188	6	199	216	-8	781
Interest costs	-3 362	-3 275	3	-3 362	-4 373	-23	-15 018
Leasing depreciation	-71	-70	1	-71	-74	-4	-281
Net interest income	**1 314**	**1 441**	**-9**	**1 314**	**1 348**	**-3**	**5 509**

2) Net commission income - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Payment commissions	163	136	20	163	172	-5	622
Securities commissions	647	577	12	647	486	33	2 094
Other commissions	389	410	-5	389	378	3	1 500
Net commission income	**1 199**	**1 123**	**7**	**1 199**	**1 036**	**16**	**4 216**

3) Net result of financial transactions - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change per cent	Jan-Mar 2004	Jan-Mar 2003	Change per cent	Full year 2003
Shares/participations	8	21	-62	8	- 29	-128	92
Interest-bearing securities	276	309	-11	276	343	-20	883
Other financial instruments	- 620	- 208	198	- 620	- 109		- 138
Realised result	- 336	122		- 336	205		837
Shares/participations	13	6	117	13	3		10
Interest-bearing securities	285	- 104		285	- 163		- 331
Other financial instruments	232	- 84		232	13		- 540
Unrealised value changes	530	- 182		530	- 147		- 861
FX trading/Exchange rate changes	452	538	-16	452	267	69	1 594
Redemption of bonds							
Net result of financial transactions	**646**	**478**	**35**	**646**	**325**	**99**	**1 570**

4) Net credit losses - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Oct-Dec 2003	Change, per cent	Jan-Mar 2004	Jan-Mar 2003	Change, per cent	Full year 2003
Specific provision for individually appraised receivables:							
Reported write-down, incurred losses	-76	-111	-32	-76	-87	-13	-317
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	61	88	-31	61	77	-21	246
Reported provision for probable losses	-8	-117	-93	-8	-140	-94	-288
Recovered from losses incurred in previous years	12	11	9	12	13	-8	51
Reversal of previous provisions for probable losses	5	45	-89	5	6	-17	69
Net cost	-6	-84	-93	-6	-131	-95	-239
Collective provision for individually appraised receivables:							
Allocation to/withdrawal from reserve	-51	-44	16	-51	65	-178	118
Provisions for receivables appraised by category:							
Reported write-down, incurred losses							
Reported provision for possible losses							
Recovered from losses incurred in previous years							
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category							
Transfer risk reserve:							
Allocation to/withdrawal from reserve							
Contingent liabilities:							
Allocation to/withdrawal from reserve		-4	-100				
Net credit losses	**-57**	**-132**	**-57**	**-57**	**-66**	**-14**	**-121**

Memorandum items - Skandinaviska Enskilda Banken

SEK m	31 March 2004	31 December 2003	31 March 2003
Collateral and comparable security pledged for own liabilities	92 405	68 839	93 206
Other pledged assets and comparable collateral	58 810	29 591	58 005
Contingent liabilities	38 170	39 601	35 291
Commitments	154 412	125 710	151 603

Balance sheet - Skandinaviska Enskilda Banken

SEK m	31 March 2004	31 December 2003	31 March 2003
Lending to credit institutions	258 271	228 077	215 329
Lending to the public	251 769	219 643	224 290
Interest-bearing securities	203 792	158 703	169 732
- Financial fixed assets	*240*	*345*	*547*
- Financial current assets	*203 552*	*158 358*	*169 185*
Shares and participations	76 627	56 106	65 519
Other assets	111 477	111 377	110 041
Total assets	**901 936**	**773 906**	**784 911**
Liabilities to credit institutions	273 063	197 619	242 643
Deposits and borrowing from the public	311 893	302 822	273 644
Securities issued, etc.	59 821	48 047	48 434
Other liabilities and provisions	203 158	176 530	171 517
Subordinated liabilities	26 042	21 567	21 432
Shareholders' equity [1)]	27 959	27 321	27 241
Total liabilities and shareholders' equity	**901 936**	**773 906**	**784 911**

1) Change in shareholders' equity

SEK m	31 March 2004	31 December 2003	31 March 2003
Opening balance	27 321	26 615	26 615
Dividend to shareholders		-2 818	
Dividend own holdings of shares		124	
Group contributions, net	458	1 127	437
Result, holding of own shares	- 145		
Swap hedging of employee stock option programme	30	493	- 10
Eliminations of repurchased of shares *		- 468	
Translation difference	6	- 36	17
Net profit for the period	289	2 284	182
Closing balance	**27 959**	**27 321**	**27 241**

* SEB has as of 31 March 2004 repurchased 7.0 million Series A shares and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meeting 2002 and 2003 respectively. These shares are booked at zero but the market value as of 31 March 2004 was SEK 1 432m.

Cash flow analysis - Skandinaviska Enskilda Banken

SEK m	Jan-Mar 2004	Jan-Dec 2003	Jan-Mar 2003
Cash flow from the profit and loss statement	1 412	4 240	2 177
Increase (-)/decrease (+) in trading portfolios	-57 976	-12 750	-28 898
Increase (+)/decrease (-) in issued short term securities	3 808	-4 826	- 712
Increase (-)/decrease (+) in lending to credit institutions	-26 006	-11 345	9 880
Increase (-)/decrease (+) in lending to the public	-16 984	4 419	6 200
Increase (+)/decrease (-) in liabilities to credit institutions	70 370	-23 546	9 487
Increase (+)/decrease (-) in deposits and borrowings from the public	6 123	15 686	-19 642
Change in other balance sheet items	19 864	23 395	18 995
Cash flow, current operations	611	-4 727	-2 513
Cash flow, investment activities	-3 427	-1 147	758
Cash flow, financing activities	9 826	6 687	1 066
Cash flow	**7 010**	**813**	**- 689**
Liquid funds at beginning of year	2 100	6 460	6 460
Exchange difference in liquid funds	7	- 650	- 309
Exchange difference in balance sheet items	723	-4 523	-1 960
Cash flow	7 010	813	- 689
Liquid funds at end of period	**9 840**	**2 100**	**3 502**

SEB share


180,0
160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
SEB A
AFGX
EBI
SEB A
AFFÄRSVÄRLDENS GENERALINDEX
FTSE EUROPEAN BANKS INDEX

Rating

Moody's Outlook Stable		Standard & Poor's Outlook Stable		Fitch Outlook Stable	
Short	**Long**	**Short**	**Long**	**Short**	**Long**
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		A+
	A2		A		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

SEB's major shareholders

March 2004	Share of capital, per cent
Investor AB	19,6
Trygg foundation	9,3
AMF Pensionsförsäkrings AB	1,9
SEB Funds	1,8
Robur Funds	1,8
Foreign shareholders	21,4

Skandinaviska Enskilda Banken AB (publ)
106 40 Stockholm, Sweden
Telephone: +46 8 763 80 00
Corporate organisation number: 502032-9081